UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

INTERNATIONAL COAL GROUP, INC.
(Name of Subject Company)

ATLAS ACQUISITION CORP.
ARCH COAL, INC.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
45928H106
(CUSIP Number of Class of Securities)

Robert G. Jones
Senior Vice President — Law, General Counsel & Secretary
Jon S. Ploetz
Assistant General Counsel and Assistant Secretary
One CityPlace Dr., Suite 300
St. Louis, MO 63141
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mario A. Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-63954
Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,044,605,405.88	$353,478.69

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $14.60, the per share tender offer price, multiplied by the sum of (1) 204,175,202, the number of shares of common stock issued and outstanding (including 1,099,651 shares of restricted stock and not including 96,914 shares of common stock held in treasury), and (2) 353,927, the number of shares of common stock subject to issued and outstanding restricted share unit awards, plus (b) an amount equal to 6,315,348, the number of shares of common stock subject to outstanding stock options with an exercise price less than $14.60, multiplied by the difference of $14.60 and $5.34, the average weighted exercise price of the outstanding stock options with exercise prices less than $14.60. The share figures in this transaction valuation are as of May 12, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $353,478.69.
Form or Registration No.: Schedule TO.
Filing Party: Arch Coal, Inc. and Atlas Acquisition Corp.
Date Filed: May 16, 2011.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the "Schedule TO”) filed with the Securities and Exchange Commission on May 16, 2011 and is filed by (i) Atlas Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Arch Coal, Inc., a Delaware corporation (“Arch”), and (ii) Arch. The Schedule TO relates to the offer by Merger Sub to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Coal Group, Inc., a Delaware corporation (“ICG”), at $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2011 (the "Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are included as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Items 1 through 9 and 11.
     The information set forth in the first paragraph to the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 2, 2011, AS AMENDED ON MAY 26, 2011 (THE “MERGER AGREEMENT”), BY AND AMONG ARCH COAL, INC. (“ARCH”), ATLAS ACQUISITION CORP. (“MERGER SUB”) AND INTERNATIONAL COAL GROUP, INC. (“ICG”).”
     The information set forth in the first bullet of the subsection captioned “Principal Terms” within the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Arch Coal, Inc., a Delaware corporation (“Arch”), through its wholly owned subsidiary, Atlas Acquisition Corp., a Delaware corporation (“Merger Sub”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Coal Group, Inc., a Delaware corporation (“ICG”), for $14.60 per share in cash, net to the seller, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of May 2, 2011, as amended on May 26, 2011, by and among Arch, Merger Sub and ICG (the “Merger Agreement”).”
     The information set forth in the first sentence of the third paragraph within the Introduction to the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “We are making the Offer pursuant to an Agreement and Plan of Merger dated as of May 2, 2011, as amended on May 26, 2011, by and among Arch, Merger Sub and ICG (the “Merger Agreement”).”
     The information set forth in the subsection captioned “Determination of Validity” within Section 3—“Procedure for Tendering Shares” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Determination of Validity. All questions as to purchase price (subject to the terms of the Merger Agreement), the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance of which or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer before the expiration of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of ICG) and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived to our satisfaction. None of Arch, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by ICG’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction. Only a court of competent jurisdiction may make a determination that will be final and binding on the parties.”
     The information set forth in the last paragraph within Section 4—“Withdrawal Rights” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Arch, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by ICG’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction. Only a court of competent jurisdiction may make a determination that will be final and binding on the parties.”
     The information set forth in the penultimate paragraph of the subsection captioned “Non-U.S. Holders” within Section 5—“Material U.S. Federal Income Tax Considerations” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer, during a Subsequent Offering Period or pursuant to the Merger generally will not be subject to U.S. federal income tax, unless:(i) the gain, if any, on such Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax in the same manner as if it were a U.S. Holder (but such Non-U.S. Holder should provide an Internal Revenue Service Form W-8ECI (or a suitable substitute or successor form) instead of an Internal Revenue Service Form W-9), and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year or (iii) ICG is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder holds or held more than 5% of Shares, as described below.”
     The information set forth in the subsection captioned “ICG Financial Forecasts” within Section 8—“Certain Information Concerning ICG” of the Offer to Purchase is hereby amended by deleting the tables titled “December Forecast” and “February Forecast” and the related footnote in their entirety and replacing them as follows:
“December Forecast
(dollars in millions, except per ton amounts)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,278	$1,406	$1,576	$1,872	$2,048	$2,129
EBITDA(1)	257	312	365	574	693	711
Capital Expenditures	230	241	204	198	196	117
Operating Statistics
Total Tons Sold (mm)	16.5	17.0	18.8	21.0	22.1	22.3
Total Average Price per Ton ($)	$72.78	$78.03	$80.16	$85.88	$90.02	$92.89
Total Cost per Ton ($)	$55.88	$58.48	$59.10	$56.97	$56.98	$59.25

February Forecast
(dollars in millions, except per ton amounts)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,352	$1,573	$1,756	$2,071	$2,267	$2,354
EBITDA(1)	323	453	513	746	886	912
Capital Expenditures	242	249	206	199	197	118
Operating Statistics
Total Tons Sold (mm)	16.6	17.3	19.1	21.4	22.5	22.7
Total Average Price per Ton ($)	$76.55	$86.50	$88.10	$93.68	$98.26	$101.35
Total Cost per Ton ($)	$55.90	$59.13	$59.71	$57.20	$57.18	$59.39

(1)	EBITDA is a non-GAAP measure and is used by ICG’s management to measure the operating performance of its business. ICG defines EBITDA as net income or loss attributable to ICG before deducting interest, income taxes, depreciation, depletion and amortization. We have been advised that management of ICG believes EBITDA is a useful measure as it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in ICG’s industry, substantially all of which present EBITDA or Adjusted EBITDA when reporting their results.”
     The information set forth in Section 8—“Certain Information Concerning ICG” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph and tables after the subsection titled “ICG Financial Forecasts” as follows:
     “The following tables present a reconciliation of EBITDA to net income:
December Forecast
(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Net Income	$81	$116	$134	$256	$307	$328
Reconciling Items:
Depreciation, Depletion and Amortization	121	128	151	181	221	203
Interest Expense, net	33	36	42	46	53	52
Income Tax Expense	22	32	38	91	112	128

EBITDA	$257	$312	$365	$574	$693	$711

February Forecast
(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Net Income	$144	$231	$251	$384	$447	$472
Reconciling Items:
Depreciation, Depletion and Amortization	107	123	151	180	223	204
Interest Expense, net	31	35	41	45	52	52
Income Tax Expense	41	64	70	137	164	184

EBITDA	$323	$453	$513	$746	$886	$912

     The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated as follows:
     “We estimate that we will need up to approximately $3,045 million to purchase all of the issued and outstanding Shares and approximately an additional $610 million to repay indebtedness of ICG and pay certain costs related to such indebtedness in connection with the Merger. We estimate that the total amount of funds necessary to purchase all of the Shares pursuant to the Offer and to consummate the other transactions contemplated by the Merger Agreement, including making payments in respect of outstanding ICG compensatory awards, paying the merger consideration in connection with the Merger of us into ICG, which is expected to follow the successful completion of the Offer, redeeming or repaying certain outstanding indebtedness of ICG and paying related fees and expenses will be approximately $3,800 million. The majority of the approximately $3,800 million is expected to come from the issuance of unsecured senior notes by Arch (the “Notes”), either by private placement or an underwritten public sale, with the balance to be paid using the proceeds of additional common shares to be issued by Arch (the “Arch Shares”) or other additional senior secured indebtedness (the “Loans”) to be raised by Arch. To the extent that Arch is unable to issue the Notes, Shares and Loans for the entire $3,800 million amount, Arch has a commitment from Morgan Stanley Senior Funding, Inc. (“MSSF”) and PNC Bank, National Association (together with MSSF, the “Lenders”), to provide, or cause their respective affiliates to provide, $3,800 million of senior unsecured bridge loans to Arch (the “Bridge Facility”), the proceeds of which will be used (i) first, to repay or redeem ICG’s indebtedness outstanding on the date of consummation of the Merger, other than certain existing indebtedness, including certain equipment notes and capital leases, and (ii) second, to fund the cash consideration for the Offer and the Merger and pay certain fees and expenses in connection with the Offer and the Merger. The proceeds of the Bridge Facility will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses (and will be sufficient, together with cash on hand of the surviving corporation, to consummate the Merger, repay or refinance certain of ICG’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger). The Bridge Facility will mature on the first anniversary of the closing of the Merger; however, subject to certain conditions, Arch may elect to extend the maturity date of the Bridge Facility to the eighth anniversary of the closing of the Merger. Consummation of the Offer is not subject to any financing condition.
Debt Financing
     Parent has received a debt commitment letter, dated as of May 1, 2011, from the Lenders to provide to Arch up to $3,800 million of senior unsecured bridge loans for the purpose of financing the Offer and the Merger, subject to the conditions set forth in the debt commitment letter:
     The commitment of the Lenders with respect to the Bridge Facility expires upon the earliest to occur of (i) the date of termination of the Merger Agreement, (ii) the consummation of the Merger and the execution and delivery of the definitive loan documentation for the Bridge Facility and the initial funding of the facilities thereunder and (iii) 180 days following the date of the debt commitment letter. The documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. We and the Lenders have agreed to use our reasonable best efforts to arrange the debt financing on the terms and conditions described in the debt commitment letter. If any portion of the debt financing becomes or could become unavailable on the terms and conditions contemplated in the debt commitment letter, the Merger Agreement requires Arch and Merger Sub to use their reasonable best efforts to arrange promptly to obtain alternative financing from the same or alternative sources in an amount at least equal to the debt financing or such unavailable portion thereof on terms that are not less favorable in the aggregate to Arch and Merger Sub than as contemplated by the debt commitment letter.
     The following is a summary of certain provisions of the debt commitment letter. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the debt commitment letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.
Bridge Facility
     The availability of the Bridge Facility is subject, among other things, to the closing of the Offer and the transactions contemplated thereby in accordance with the Merger Agreement (without waiver or amendment thereof that is materially adverse to the interest of the Lenders in their capacity as such unless consented to by the Lenders, such consent not be unreasonably withheld), payment of required fees and expenses, delivery of certain historical and pro forma financial information and the negotiation, execution and delivery of definitive documentation.
     Arch is expected to issue up to $3,800 million aggregate principal amount of Notes, as described above, with the balance of the $3,800 million necessary to purchase all of the Shares pursuant to the Offer and to consummate the other transactions contemplated by the Merger Agreement to be paid using Arch Shares or Loans. If the offering of Notes, the issuance of Arch Shares and/or the incurrence of the Loans is not completed on or prior to the closing of the Offer, the Lenders have committed to provide the Bridge Facility which will consist of up to $3,800 million of unsecured bridge loans. Arch would be the borrower under the Bridge Facility. The initial loans under the Bridge Facility mature one year after the closing date of the Offer, provided, however that if any such initial loans remain outstanding on such date, such initial loans shall automatically be converted into extended term loans which mature on the eighth anniversary of the closing date of the Offer, subject to the right of the holders of any such initial loans or such extended term loans to exchange such loans for exchange notes, subject to certain customary restrictions, with such exchange notes maturing on the eighth anniversary of the closing date of the Offer. The Bridge Facility will be unsecured. The Lenders have been appointed as joint lead arrangers and joint bookrunners for the Bridge Facility. MSSF has been appointed as administrative agent for the Bridge Facility. Arch expects that the interest rate on the Bridge Facility will initially be approximately “LIBOR” plus 600 basis points with a “LIBOR floor” equal to 1.25% per annum. All obligations under the Bridge Facility will be guaranteed by each of the existing and future direct and indirect domestic restricted subsidiaries of Arch, other than (a) any bonding subsidiary, (b) any securitization subsidiary, (c) Arch Western Resources LLC and its subsidiaries, (d) any subsidiary that is a “controlled foreign corporation” under Section 957 of the Internal Revenue Code, (e) certain other subsidiaries of Arch which are also not required to be guarantors of Arch’s outstanding senior notes, (f) unrestricted subsidiaries, (g) immaterial subsidiaries, (h) any subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation from guaranteeing the Bridge Facility or which would require governmental (including regulatory) consent, approval, license or authorization to provide a guarantee unless such consent, approval, license or authorization has been received and (i) certain other exceptions to be agreed. All guarantees will be guarantees of payment and not of collection. The Bridge Facility will contain certain customary representations and warranties, affirmative and negative covenants, and events of default substantially consistent with Arch’s outstanding senior notes.”
     The information set forth in the subsection captioned “Termination Fee” within the subsection captioned “The Merger Agreement” within Section 13—“The Transaction Documents” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “ICG shall pay Arch a non-refundable termination fee equal to $105 million, payable by wire transfer: (i) if the Merger Agreement is terminated pursuant to (vi) of the section entitled “— Termination” above, which fee shall be paid no later than two business days after the date of such termination; (ii) if the Merger Agreement is terminated pursuant to clause (ix) of the section entitled “— Termination” above, which fee shall be paid contemporaneously with the termination of the Merger Agreement; or (iii) if the Merger Agreement is terminated pursuant to clause (ii), clause (iv) or clause (v) of the section entitled “— Termination” above, and (a) prior to such termination, an ICG Takeover Proposal has been made known to ICG or been made directly to the stockholders of ICG generally or any person has publicly announced an intention (whether or not conditional) to make an ICG Takeover Proposal, and (b)(1) within 12 months of such termination ICG or any of its subsidiaries enters into a definitive agreement with respect to any ICG Takeover Proposal, (2) any ICG Takeover Proposal is consummated or (3) the ICG Board recommends an ICG Takeover Proposal.”
     The information set forth in the last paragraph within Section 15—“Conditions to the Offer” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “The foregoing conditions are for the benefit of Arch and Merger Sub and may be asserted by Arch or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Arch or Merger Sub (other than the Minimum Condition with respect to which such waiver will only be effective with the written agreement of ICG) in whole or in part at any time and from time to time on or before the expiration of the Offer, in each case, subject to the terms of the Merger Agreement and applicable law. The failure by Arch or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the expiration of the Offer. All conditions to the Offer, other than conditions relating to any governmental approvals, must be satisfied or waived by Arch or Merger Sub on or before expiration of the Offer.”
     The information set forth in the subsection captioned “Shareholder Litigation” within Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Shareholder Litigation. On May 9 and May 11, 2011, two putative class action lawsuits were filed in the Court of Chancery of the State of Delaware purportedly on behalf of a class of shareholders of ICG, respectively docketed as Kirby v. International Coal Group, Inc., et al., Case No. 6464 and Kramer v. Wilbur L. Ross, Jr., et al., Case No. 6470. On May 19, 2011, a putative class action lawsuit was filed in the Court of Chancery of Delaware purportedly on behalf of a class of shareholders of ICG, docketed as Isakov v. International Coal Group, Inc., et al., Case No. 6505 (collectively with the Kirby and Kramer actions, the “Delaware Actions”). Each of the complaints names as defendants ICG, members of the ICG Board, Arch, and Merger Sub. Each of the complaints alleges, inter alia, that the members of the ICG Board breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that Arch and Merger Sub aided and abetted the alleged breach. The Isakov complaint further alleges that the members of the ICG Board breached their fiduciary duties by failing to disclose material information in ICG’s 14D-9 filed on May 16, 2011. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.
     In addition, on May 9, 2011, two putative class action lawsuits were filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Walker v. International Coal Group, Inc., et al., Case No. 11-C-123 and Huerta v. International Coal Group, Inc., et al., Case No. 11-C-124. On May 11, 2011, a putative class action lawsuit was filed in the Circuit Court of Kanawha County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Goe v. International Coal Group, Inc., et al., Case No. 11-C-766. On May 13, 2011, a putative class action complaint was filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Eyster v. International Coal Group, Inc., et. al., Case No. 11-C-131 (collectively with the Walker, Huerta, and Goe actions, the “West Virginia State Court Actions”). Each of the complaints names as defendants ICG, members of the ICG Board, and Arch. The Huerta and Eyster complaints also name Merger Sub as a defendant. The Goe complaint also names certain officers of ICG, Arch’s CEO and chairman of the board of directors, and Merger Sub as defendants. Each of the complaints alleges, inter alia, that ICG and/or the ICG directors and/or officers breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that Arch aided and abetted the alleged breach. The Huerta and Eyster complaints also allege that ICG and Merger Sub aided and abetted the alleged breach. The Goe complaint additionally alleges that ICG is secondarily liable for the alleged breach and that Merger Sub and Arch’s CEO and chairman of the board of directors aided and abetted the alleged breach. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, rescission, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.
     On May 12, 2011, a putative class action lawsuit was filed in the United States District Court for the Southern District of West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Giles v. ICG, Inc., et al., Case No. 3:11-0330 (the “West Virginia Federal Court Action,” collectively with the West Virginia State Court Actions, the “West Virginia Actions”). The complaint names as defendants ICG, members of the ICG Board, Arch, and Merger Sub. The complaint alleges, inter alia, that the members of the ICG Board breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that ICG, Arch and Merger Sub aided and abetted the alleged breach. Plaintiff seeks relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

     On May 13, 2011, defendants in the Delaware Actions and the West Virginia Actions (collectively, the “Actions”) filed motions in the Court of Chancery of the State of Delaware and the United States District Court for the Southern District of West Virginia seeking an order that the Actions proceed in a single jurisdiction, and postmarked the same motion to the Circuit Courts of Putnam and Kanawha Counties, West Virginia.
      The defendants named in the Delaware Actions (the “Delaware Defendants”) believe that the Delaware Actions are entirely without merit, and that they have valid defenses to all claims raised by the plaintiffs named in the Delaware Actions (collectively, the “Delaware Plaintiffs”). Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the Delaware Plaintiffs’ claims, to avoid the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation, on May 26, 2011, the parties to the Delaware Actions entered into a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted therein. In connection with the MOU, Arch and Merger Sub agreed to reduce the amount of the proposed transaction’s termination fee by $10 million, from $115 million to $105 million and ICG agreed to make certain supplemental disclosures in its Schedule 14D-9. The settlement is contingent upon, among other things, the execution of a formal stipulation of settlement and court approval, as well as the consummation of the proposed transaction. The foregoing description of the MOU is qualified in its entirety be reference to the MOU, a copy of which has been filed as Exhibit a(5)(E) to the Schedule TO.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(E)	Memorandum of Understanding, dated as of May 26, 2011.

(d)(6)	Amendment to Agreement and Plan of Merger, dated as of May 26, 2011 among Arch Coal, Inc., Atlas Acquisition Corp. and International Coal Group, Inc.

SIGNATURES
     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2011 ATLAS ACQUISITION CORP.
By:	/s/ John W. Eaves
	Name:	John W. Eaves
	Title:	President

ARCH COAL, INC.
By:	/s/ John W. Eaves
	Name:	John W. Eaves
	Title:	President and Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 16, 2011.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2011.*

(a)(5)(A)
Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(a)(5)(B)	Transcript of Investor Call regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).

(a)(5)(D)	Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on May 16, 2011.*

(a)(5)(E)	Memorandum of Understanding, dated as of May 26, 2011.

(b)(1)
Debt Commitment Letter dated as of May 2, 2011 by and among Morgan Stanley Senior Funding, Inc., PNC Bank, National Association, PNC Capital Markets LLC and Arch Coal, Inc. (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).

(d)(1)
Agreement and Plan of Merger dated as of May 2, 2011 among Arch Coal, Inc., Atlas Acquisition Corp. and International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(d)(2)
Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(d)(3)
Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).

(d)(4)	Non-Disclosure Agreement dated as of February 25, 2011 between International Coal Group, Inc. and Arch Coal, Inc.*

(d)(5)	Letter Agreement dated as of March 15, 2011 between International Coal Group, Inc. and Arch Coal, Inc.*

(d)(6)	Amendment to Agreement and Plan of Merger, dated as of May 26, 2011 among Arch Coal, Inc., Atlas Acquisition Corp. and International Coal Group, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.